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                             September 1, 2023

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, Florida 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Filed August 23,
2023
                                                            File No. 024-11852

       Dear Paul Ogorek:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 5 to Form 1-A

       Relationships and Related Party Transactions, page 17

   1. We note your response to prior comment 3 and reissue it. Please revise this section to provide the information
required by Item 13 of Part II of Form 1-A for the periods
                                                        indicated therein,
rather than as of December 31, 2021, as the section currently provides.
                                                        If you wish to
incorporate by reference information contained in your interim financial statements filed on
Form 1-SA, please refer to guidance in General Instruction III of Form
                                                        1-A.
       Exhibits

   2. Please file an updated auditors' consent with your next amendment, dated within 30 days of your filing.
 Paul Ogorek
PGD Eco Solutions, Inc.
September 1, 2023
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Herbers at 202-551-8028 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Ogorek
                                                             Division of
Corporation Finance
Comapany NamePGD Eco Solutions, Inc.
                                                             Office of
Manufacturing
September 1, 2023 Page 2
cc:       John J. Brannelly
FirstName LastName